EXHIBIT 21

Subsidiaries of United Community Banks, Inc.

Subsidiary	State of Organization

United Community Bank	Georgia

Navitas Credit Corp.	Florida

Navitas Equipment Receivables LLC 2016-1	Delaware

NLFC Reinsurance Corp.	Tennessee

United Community Insurance Services, Inc.	Georgia

Union Holdings, Inc.	Nevada

Union Investments, Inc.	Nevada

United Community Development Corporation	Georgia

UCB South Carolina Properties, Inc.	South Carolina

UCB Real Estate Investments, Inc.	Georgia

UCBI Georgia Credits LLC	Georgia

United Community Payment Systems, LLC (50% owned by United Community Bank)	Delaware

Southern Bancorp Capital Trust I	Delaware

Tidelands Statutory Trust I	Delaware

Four Oaks Statutory Trust I	Delaware

HCSB Financial Trust I	Delaware